UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[x] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended DECEMBER 31, 1997.

                                       or

[ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 for the transition period from _______________to _______________.

Commission file number

               SINCLAIR BROADCAST GROUP, INC. 401 (K) SAVINGS PLAN
                              (Full title of Plan)

                         SINCLAIR BROADCAST GROUP, INC.
                              2000 WEST 41ST STREET
                               BALTIMORE, MD 21211
         (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST

                        AS OF DECEMBER 31, 1997 AND 1996

                                      INDEX

                                                                            Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      2

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Plan Benefits
    as of December 31, 1997 and 1996                                          3


    Statement of Changes in Net Assets Available for Plan Benefits,
    for the Year Ended December 31, 1997, With Fund Information, and 1996     4

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                   5

SUPPLEMENTAL SCHEDULES:

    Schedule I - Schedule of Assets Held for Investment Purposes
    as of December 31, 1997                                                   7

    Schedule II - Schedule of Reportable Transactions for the Year
    Ended December 31, 1997                                                   8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of Sinclair Broadcast Group, Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Sinclair Broadcast Group, Inc. 401(K) Profit Sharing Plan and Trust for plan benefits as of December 31, 1997 and 1996, and the related statement of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan's trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baltimore, Maryland,
   June 19, 1998

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1997 AND 1996

                                                                        1997              1996
                                                                   --------------    --------------
ASSETS:
    Investments, at market value (participant directed)-
       Legg Mason High Yield Portfolio                             $    1,740,774    $    1,110,531
       Legg Mason Investment Grade Income Fund                            920,661           627,788
       Legg Mason Special Investment Trust                              4,747,235         3,370,450
       Legg Mason Total Return Trust                                    3,076,786         1,995,786
       Legg Mason U.S. Government Portfolio                               658,561           549,629
       Legg Mason U.S. Government Money Market Portfolio                  354,887           239,237
       Legg Mason Value Trust                                           3,167,564         1,253,632
       Putnam International Growth Fund                                 2,108,446         1,005,866
       Putnam New Opportunities Fund                                    2,488,276         1,208,647
                                                                   --------------    --------------

                                                                       19,263,190        11,361,566
                                                                   --------------    --------------

    Disbursement account                                                   11,404                -

    Loans to participants                                                 667,950           203,051

    Receivables-
       Employee contributions                                             162,107           579,104
       Employer matching contributions                                    859,409           637,111
                                                                   --------------    --------------

                                                                        1,021,516         1,216,215
                                                                   --------------    --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $   20,964,060    $   12,780,832
                                                                   ==============    ==============



 The accompanying notes and schedules are an integral part of these statements.

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH
                                FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                 Fund Information
                                               -------------------------------------------------------------------------------------
                                                                               Participant-Directed
                                               -------------------------------------------------------------------------------------
                                                                                     Legg Mason
                                                 Legg Mason        Legg Mason          Special         Legg Mason       Legg Mason
                                                 High Yield     Investment Grade     Investment       Total Return   U.S. Government
                                                  Portfolio       Income Fund           Trust            Trust          Portfolio
                                               ---------------  -----------------  ---------------  ---------------  ---------------
ASSETS:
    Additions to net assets attributed to:
       Contributions-
           Employee                            $     373,539     $      222,683    $     814,692    $     482,527    $     105,824
           Employer                                   71,880             38,372          163,052           95,421           19,947
           Rollover                                  196,280            123,217          350,864          120,676           66,745
       Interest and dividend income                  142,449             52,929          209,564          294,966           39,553
       Realized and unrealized gains on
           investments                                86,352             31,696          653,345          536,644            6,558
                                               -------------    ---------------    -------------    -------------    -------------
           Total additions                           870,500            468,897        2,191,517        1,530,234          238,627
                                               -------------    ---------------    -------------    -------------    -------------
    Deductions from net assets attributed to:
       Benefits paid to participants                 156,661             66,003          536,386          332,817           72,251
       Administrative expenses                         1,475                856            4,163            2,396              613
                                               -------------    ---------------    -------------    -------------    -------------
           Total deductions                          158,136             66,859          540,549          335,213           72,864
                                               -------------    ---------------    -------------    -------------    -------------
NET LOAN ACTIVITY                                    (41,961)           (24,732)        (139,404)         (56,911)         (47,897)
                                               -------------    ---------------    -------------    -------------    -------------
TRANSFERS                                            (40,160)           (84,433)        (134,779)         (57,110)          (8,934)
                                               -------------    ---------------    -------------    -------------    -------------
           Net increase (decrease)                   630,243            292,873        1,376,785        1,081,000          108,932

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:
    Beginning of year                              1,110,531            627,788        3,370,450        1,995,786          549,629
                                               -------------    ---------------    -------------    -------------    -------------
    End of year                                $   1,740,774     $      920,661    $   4,747,235    $   3,076,786    $     658,561
                                               =============     ==============    =============    =============    =============
                                                                          Fund Information
                                            ---------------------------------------------------------------------------
                                                                        Participant-Directed
                                            ---------------------------------------------------------------------------
                                                   Legg Mason                             Putnam            Putnam
                                                U.S. Government       Legg Mason       International          New
                                                  Money Market           Value            Growth         Opportunities
                                                    Portfolio            Trust            Fund               Fund
                                              ------------------    ---------------  ---------------   ----------------
ASSETS:
    Additions to net assets attributed to:
       Contributions-
           Employee                             $       97,517     $     745,388     $     595,213     $      714,076
           Employer                                     14,490            86,798            84,632             96,311
           Rollover                                     85,174           328,665           346,779            456,253
       Interest and dividend income                     21,011           156,248           134,760             62,802
       Realized and unrealized gains on
           investments                                      -            470,476           133,682            375,143
                                              ----------------     -------------     -------------    ---------------
           Total additions                             218,192         1,787,575         1,295,066          1,704,585
                                              ----------------     -------------     -------------    ---------------
    Deductions from net assets attributed to
       Benefits paid to participants                    40,586           307,148           174,485            188,909
       Administrative expenses                             299             2,390             1,784              2,016
                                              ----------------     -------------     -------------    ---------------
           Total deductions                             40,885           309,538           176,269            190,925
                                              ----------------     -------------     -------------    ---------------
NET LOAN ACTIVITY                                      (25,152)          (55,798)          (50,822)           (58,250)
                                              ----------------     -------------     -------------    ---------------
TRANSFERS                                              (36,505)          491,693            34,605           (175,781)
                                              ----------------     -------------     -------------    ---------------
           Net increase (decrease)                     115,650         1,913,932         1,102,580          1,279,629

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:
    Beginning of year                                  239,237         1,253,632         1,005,866          1,208,647
                                              ----------------     -------------     -------------    ---------------
    End of year                                 $      354,887     $   3,167,564     $   2,108,446     $    2,488,276
                                                ==============     =============     =============     ==============

                                             ------------------------------------------------------------------------------------
                                                                          Nonparticipant-Directed
                                             ------------------------------------------------------------------------------------
                                                 Loans to       Disbursement
                                               Participants         Account       Receivables          Total         1996 Total
                                             ----------------- ---------------  ----------------- -------------     -------------
ASSETS:
    Additions to net assets attributed to:
       Contributions-
           Employee                          $           -     $           -    $    (416,997)    $   3,734,462      $ 2,321,380
           Employer                                      -                 -          222,298           893,201          637,111
           Rollover                                      -                 -                -         2,074,653        4,278,371
       Interest and dividend income                      -                 -                -         1,114,282          603,675
       Realized and unrealized gains on
           investments                                   -                 -                -         2,293,896          714,874
                                             -------------     -------------    -------------     -------------     ------------
           Total additions                               -                 -         (194,699)       10,110,494        8,555,411
                                             -------------     -------------    -------------     -------------     ------------

    Deductions from net assets attributed to
       Benefits paid to participants                36,028                 -                -         1,911,274         496,507
       Administrative expenses                           -                 -                             15,992               -
                                             -------------     -------------    -------------     -------------     ------------
           Total deductions                         36,028                -                 -         1,927,266         496,507
                                             -------------     -------------    -------------     -------------     ------------
NET LOAN ACTIVITY                                  500,927                -                 -                 -               -
                                             -------------     -------------    -------------     -------------     ------------
TRANSFERS                                                -            11,404                -                 -               -
                                            -------------     -------------    -------------     -------------      -----------
           Net increase (decrease)                 464,899            11,404         (194,699)        8,183,228       8,058,904

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:

    Beginning of year                              203,051                -         1,216,215        12,780,832      4,721,928
                                             -------------     -------------    -------------     -------------    ------------
    End of year                              $     667,950     $      11,404    $   1,021,516     $  20,964,060    $12,780,832
                                             =============     =============    =============     =============    ============


  The accompanying notes and schedules are an integral part of this statement.

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996

1.   PLAN DESCRIPTION:

The Sinclair  Broadcast  Group,  Inc.  401(k) Profit Sharing Plan and Trust (the
Plan) was established with an effective date of January 1, 1988. The Plan is a participatory defined contribution plan covering substantially all employees of Sinclair Broadcast Group Inc. (the Company) who have completed one year of credited service (1,000 hours) and are at least twenty-one years of age. Under the provisions of the Plan, the Company may make discretionary matching contributions. These matching contributions equaled 50% of the amount of the participant's salary reduction, up to 4% of the participant's salary for 1997 and 1996. The 1997 matching contribution, included as a receivable of the plan in the accompanying financial statements, was made in the form of the Company's common stock. The Company may also make additional discretionary contributions each year. There were no additional discretionary contributions during 1997 or 1996.

Each participant's account is credited with the participant's contribution, the Company's matching contribution and their pro rata share of earnings on invested assets of the trust funds. Effective during 1996, participants may direct contributions in any of nine investment options. Participants are fully vested in their salary reduction amounts contributed to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in all other amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and are fully vested after six years of service.

Participants may elect one of several methods to receive their vested benefits including (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime, (b) the purchase of a different form of annuity, (c) equal installments over a period of not more than the participant's assumed life expectancy (or participant's and participant's beneficiary's assumed life expectancy) at the time of distribution, or (d) a lump sum distribution. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

In addition, participants may borrow the lesser of $50,000 or one-half of their vested balance, with interest charged based on the prime rate at the time of borrowing. Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments.

2.   SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Presentation

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses of the Plan are borne by the Company.

Income Tax Status

The Plan received a favorable determination letter dated March 26, 1996. This letter certifies that under its present form, the Plan is currently designed in compliance with the applicable requirements of the Internal Revenue Code.
Management believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan is qualified for tax-exempt status, and the related trust was qualified as of the financial statement dates.

Investments

Investments are stated at market value. All investments of the Plan are held by EMJAY Corporation (the Trustee), and are invested with Legg Mason Wood Walker Incorporated (Legg Mason) and Putnam Investments.

The accompanying Schedule of Assets Held for Investment Purposes represents a detailed listing of investments held by the Plan as of December 31, 1997.

The accompanying Schedule of Reportable Transactions represents a listing of all transactions of the Plan for the year ended December 31, 1997, within a particular security which exceeded, either individually or in the aggregate, 5% of the net plan assets as of the beginning of the plan year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. While actual results could differ from those estimates, the administrator of the Plan believes that actual results will not be materially different from amounts provided in the financial statements.

3.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants will become 100% vested in their accounts.

                                                                      Schedule I

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997

                                                                        Number of
                        Investment/Description                        Units/Shares          Cost             Market
                        ----------------------                        ------------          ----             ------

Legg Mason High Yield Portfolio                                           106,862      $    1,650,334    $    1,740,774

Legg Mason Investment Grade Income Fund                                    86,937             883,831           920,661

Legg Mason Special Investment Trust                                       147,110           3,840,510         4,747,235

Legg Mason Total Return Trust                                             131,994           2,437,580         3,076,786

Legg Mason U.S. Government Portfolio                                       63,323             647,285           658,561

Legg Mason U.S. Government Money Market Portfolio                         354,887             354,887           354,887

Legg Mason Value Trust                                                     74,112           2,696,220         3,167,564

Putnam International Growth Fund                                          126,481           1,979,700         2,108,446

Putnam New Opportunities Fund                                              51,146           2,208,146         2,488,276

Disbursement account                                                       11,404              11,404            11,404

Loans (with interest rates which ranged from 8.25%

    to 11.00%)                                                                 -              667,950           667,950
                                                                                       --------------    --------------

                                                                                       $   17,377,847    $   19,942,544
                                                                                       ==============    ==============


         The accompanying notes are an integral part of this schedule.

                                                                     Schedule II

                         SINCLAIR BROADCAST GROUP, INC.

                      401(k) PROFIT SHARING PLAN AND TRUST

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                            Sales
                                                                       ---------------------------------------------------
                                                         Purchases                                               Net
             Investment/Description                       at Cost           Cost            Proceeds             Gain
             ----------------------                   --------------   --------------    --------------    --------------


Aggregate:

    Legg Mason High Yield Portfolio                   $      874,892   $      317,956    $      331,268    $       13,312

    Legg Mason Investment Grade Income

       Fund                                                  472,863          207,846           211,801             3,955

    Legg Mason Special Investment Trust                    1,678,728          794,723           956,558           161,835

    Legg Mason Total Return Trust                          1,108,433          479,022           565,258            86,236

    Legg Mason U.S. Government Portfolio                     387,247          283,279           284,876             1,597

    Legg Mason Value Trust                                 1,906,859          390,525           463,365            72,840

    Putnam International Growth Fund                       1,293,090          294,284           324,191            29,907

    Putnam New Opportunities Fund                          1,435,672          507,576           531,151            23,575


         The accompanying notes are an integral part of this schedule.

REQUIRED INFORMATION

The Sinclair Broadcast Group 401 (K) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, attached hereto, in lieu of the requirements of Items 1-3 of Form 11-K, are the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT
Designation    Description                               Method of Filing
-----------    -----------                               ----------------


Exhibit 23     Consent of Arthur Andersen, L.L.P.,       Filed with this report
               Independent Public Accountants


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sinclair Broadcast Group, Inc., the plan administrator of the Sinclair Broadcast Group 401 (K) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Sinclair Broadcast Group 401 (K) Savings Plan

Date: June 16, 1998                /s/ David B. Amy
      -------------                ------------------------------------
                                   David B. Amy
                                   Sinclair Broadcast Group, Inc.
                                   Plan Administrator